

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2018

James M. Bone, Jr.
Executive Vice President and Chief Financial Officer
FNCB Bancorp, Inc.
102 East Drinker St.
Dunmore, PA 18512

      Re: FNCB Bancorp, Inc.
           Registration Statement on Form S-3
           Filed September 28, 2018
           File No. 333-227599

Dear Mr. Bone:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Financial Services